UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("the Company")

Issuance of Shares

In accordance with PRM 1.6.4R, the Company announces that it has issued 398,115 ordinary shares of 25 pence each for the purposes of satisfying the vesting of awards under the Company's Save for Shares and Employee Stock Purchase Plans. These shares have been admitted to trading under the Company's existing block admissions of shares for this purpose dated 19 January 2024 and 17 October 2025 respectively.

LEI number:		2138004JBXWWJKIURC57
Description and type of financial instrument: Identification code:		Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
Regulated market on which the shares have been admitted to trading:		London Stock Exchange (LSE)
Period of return:	From:	20/01/2026	To:	13/03/2026
Number of shares issued and admitted to trading during period of return (new shares are fungible with existing shares):		398,115
Total number of shares in issue and admitted to trading following issuance:		628,294,945

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 13 March 2026
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary